Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 4,000,000,000 shares
Subscribed and Paid-in Capital: R$ 14,254,213,000.00 – 2,443,992,440 shares

MEETING OF THE BOARD OF DIRECTORS
OF APRIL 7 2008

On April 7 2008 at 3:00 p.m., with the legal quorum present, the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at the Company’s registered offices under the presidency of Dr. Olavo Egydio Setubal, and, pursuant to Paragraph 3 of Article 163 of Law 6,404/76, with the presence of the members of the Fiscal Council, for the purpose of deliberating on the proposal for convening the General Stockholders’ Meeting on April 23 2008 at 3:00 p.m. in order to examine the extraordinary agenda as follows:

"PROPOSAL OF THE BOARD OF DIRECTORS
Stockholders,

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., in accordance with best corporate governance practice, believes that it  is appropriate to submit the following matters for examination and approval of the General Meeting:

I – CANCELLATION OF TREASURY STOCK
To cancel 10,265,646 common shares and 15,000,000 preferred shares, all book entry, issued by the Company itself and held as treasury stock, acquired by the Company through share buyback programs authorized by the Board of Directors, pursuant to CVM instructions 10/80, 268/97 and 390/03, with no reduction in the value of the capital stock, through the absorption of R$ 743,170,045.09 held in the Capital Reserve – Reserve for Premium on the Issue of Shares;

In the light of this cancellation, the subscribed capital stock of R$ 14,254,213,000.00 shall now be represented by 2,418,726,794 book entry shares, with no par value, being 1,242,734,866 common  and 1,175,991,928 preferred shares;

II – INCREASE IN CAPITAL STOCK SUBSCRIBED THROUGH THE CAPITALIZATION OF
REVENUE RESERVES AND BONUS SHARES
To increase the current subscribed capital stock from R$ 14,254,213,000.00 to R$ 17,000,000,000.00, through the capitalization of revenue reserves and bonus shares as follows:

1.
Capitalization of Reserves:  the subscribed capital stock shall be increased by R$ 2,745,787,000.00 through the capitalization of resources held as at December 31 2007 in  Revenue  Reserves – Reserve for Increase in Capital of Investees, profits reported in 2003 (R$ 273,992,127.27), 2004 (R$ 965,823,127.50), 2005 (R$ 1,200,184,745.23) and 2006 (R$ 305,787,000.00);

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2.
Bonus Shares (25%):  issue of 604,681,698 new book entry shares, with no par value, being 310,683,716 common and 293,997,982 preferred shares, which shall be granted to stockholders, free of charge, as a bonus in the proportion of 1 (one) new share for every 4 (four) shares of the same type of which they are holders as at the baseline date, the following aspects to be observed:

2.1.	Objective: the purpose of the bonus shares is to adjust the price of the shares in the Market to a more attractive level for negotiation, providing greater liquidity to the shares;

2.2.	Baseline date: the baseline date for entitlement to bonus shares shall be announced to the Market following approval of the respective process by the Central Bank of Brazil;

2.3.
Negotiation:  the existing shares shall continue to be negotiated with bonus share rights and the new shares shall be available for negotiation following the approval of the respective process by the Central Bank of Brazil and inclusion in the stockholders’ position, this to be the subject of an announcement to the Market;

2.4.	Bonus Share Rights: the new shares shall be fully entitled to profits which may be declared following the date of inclusion of these shares in the stockholders’ stock position;

2.4.
Monthly Dividends: the monthly dividends shall be maintained at R$ 0.012 per share such that the values paid on a monthly basis to the stockholders shall be increased by 25%, following the inclusion of the bonus shares in the stock position;

2.6.
Share Fractions:  the granting of bonus shares shall always be undertaken in whole numbers; unsubscribed amounts relative to fractional shares shall be sold on the São Paulo Stock Exchange and the resulting net value shall be fully credited to the Capital Reserve Account for eventual use in future capital increases, benefiting all stockholders, indistinctively, given the high operational cost of their distribution and the insignificant value that such fractional share amounts would represent for each stockholder;

2.7.	Cost of Bonus Shares: the cost attributed to bonus shares is R$ 4.54088 per share pursuant to Paragraph 1 of Article 25 of Normative Ruling 25 of March 6 2001 of the Internal Revenue Secretariat;

2.8.
International Market:  simultaneously with the operation in the Brazilian Market and in the same proportion, the securities traded in the United States Market (ADRs – American Depositary Receipt) and in the Argentine Market (CEDEAR – Argentine Certificate of Deposit) shall also receive the 25% bonus in shares. Hence, investors shall receive 1 (one) new ADR/CEDEAR for every 4 (four) ADRs/CEDEARs of which they are holders as at the baseline date; thus, the ADRs/CEDEARs shall continue to be negotiated in the proportion of 1 (one) preferred share to  1 (one) ADR/CEDEAR;

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III – INSTITUTION OF THE CAPITAL AND RISKS MANAGEMENT COMMITTEE
AND ADHESION TO THE CORPORATE OMBUDSMAN’S OFFICE
In accordance with best corporate governance practice, to institute the Capital and Risks Management Committee and the Accounting Policies Committee, as well as ratifying the adhesion of the corporation to the institution of the Ombudsman’s Office in the Banco Itaú S.A. subsidiary, as a single organizational component of the Itaú Conglomerate  made up of subsidiaries authorized to operate by the Central Bank of Brazil and the Superintendency of Private Insurance;

IV – STATUTORY AMENDMENTS
To amend and consolidate the Bylaws: (i) to record the new make-up of the capital stock and the consequent adjustment in the annual minimum dividend, mandatory to the preferred shares; (ii) to increase from 12 to 15, the number of seats on the Board of Executive Officers, creating the post of Senior Managing Director and to eliminate the posts of Legal Counsel and Deputy Managing Director, reformulating the functions and powers of the Officers; (iii) to provide for the Capital and Risks Management Committee and the Accounting Policies Committee; (iv) to improve the wording of various provisions consolidating it as follows;

‘CORPORATE BYLAWS

Article 1 - DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these Bylaws and denominated BANCO ITAÚ HOLDING FINANCEIRA S.A., incorporated for an indeterminate period and with head-office and address for legal purposes in the city of São Paulo, State of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES –  The subscribed and paid-in capital is R$ 17,000,000,000.00 (seventeen billion Reais), represented by 3,023,408,492 (three billion, twenty-three million, four hundred and eight thousand, four hundred and ninety-two) book entry shares with no par value, of which 1,553,418,582 (one billion, five hundred and fifty-three million, four hundred and eighteen thousand, five hundred and eight-two) common and 1,469,989,910 (one billion, four hundred and sixty-nine million, nine hundred and eighty-nine thousand, nine hundred and ten) preferred shares with no voting rights but with the following advantages: I – priority in receiving a minimum non-cumulative annual dividend of R$ 0.022 per share, to be restated in the event of a stock split or reverse stock split; II – the right – in the event of the sale of a controlling stake – to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.

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3.1.
Authorized Capital - The company is authorized to increase its capital stock based on the decisions of the Board of Directors, independently of any change in the Bylaws, up to a limit of 4,000,000,000 (four billion) shares being 2,000,000,000 (two billion) common shares and 2,000,000,000 (two billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).

3.2.
Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as  controlled companies.

3.3.
Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article,  all the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A.,  in the name of their holders,  without the issue of share certificates, pursuant to Articles  34  and  35 of  Law 6,404/76,  the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.4.
Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.

3.5.
Acquisition of Voting Rights by the Preferred Shares – the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Executive Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions. The latter two functions will be the exclusive responsibility of the Board of Executive Officers.

4.1.
Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minutes book of the Board of Directors or the Board of Executive Officers, as the case may be.

4.2.
Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Executive Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors. It is incumbent on the Appointments and Compensation Committee to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to members of the Board of Executive Officers.

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Article 5 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

5.1.
The Board of Directors shall have at least five and at the most twenty members. Within these limitations, it is the responsibility of the General Meeting, which elects the Board of Directors to initially establish the number of Directors, which will comprise this body for each term of office.

5.2.
In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

5.3.	Should there be a vacant position on the Board of Directors, the remaining Directors may nominate a stockholder to complete the term of office of the substituted member.

5.4.
The term of office of the members of the Board of Directors is for one year as from the date it is elected by the General Meeting, extendable however until the date of the inauguration of the existing members’ successors.

5.5.	No individual may be elected to the position of Director who is 75 (seventy-five) years of age on the date of his/her election.

5.5.1.
Directors elected on April 26 2006 who, as of this date are already 70 (seventy) years of age, may, irrespective of age, be reelected for a further five terms of office, the latter restriction not applying, on the said date, to those holding the positions of Chairman and Vice Chairman.

5.6.	The Board of Directors, which is convened by the Chairman, will meet whenever necessary, its decisions only being valid in the presence of at least an absolute majority of its appointed members

5.7.	It is incumbent on the Board of Directors to:

	I	to establish the general guidelines of the company;

	II.	to elect and remove from office the company's Officers and establish their functions according to the provisions of these Bylaws;

III.
to supervise the administration of the Executive Officers, examine at any time company accounts and documents, request information on contracts already signed or nearing the point of signature and any other acts;

	IV.	to convene General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

	V.	to opine on the report of the management and the Board of Executive Officers’ accounts;

	VI.	to chose and remove from office the independent auditors;

	VII.	to deliberate upon the distribution of interim dividends, including distribution to retained profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

	VIII.	to make decisions on payment of interest on capital;

	XI.	to decide on buy-back operations on a non-permanent basis;

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X.
to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 290 of September 11, 1998 and subsequent changes.

XI.
to elect and remove the members of the Advisory and International Advisory Boards as well as the Appointments and Compensation, Audit, Capital and Risks Management, Accounting Policies and Disclosure and Insider Trading Committees;

XII.	to approve the operational rules that the Audit Committee may establish for its own functioning and be aware of the Committee’s activities through its reports;

XIII.	to be aware of the activities and approve the decisions of the Capital and Risks Management, Accounting Policies and Disclosure and Insider Trading Committees;

XIV.	ratify the decisions of the Appointments and Compensation Committee.

Article 6 – APPOINTMENTS AND COMPENSATION COMMITTEE – It is incumbent upon the Appointments and Compensation Committee to decide the compensation policy for the Executive Officers, comprising the apportionment of the global and annual amount established by the General Stockholders’ Meeting, the payment of the participation in the net income (Item 4.2), the granting of stock options (Item 3.2) and the concession of benefits of any nature and of representational amounts, based on the responsibilities involved, the time dedicated to the functions, competence and professional reputation and the value the services command in the market. It is further incumbent on the Committee: (i) to provide guidance on the policy of compensation for the Directors of the subsidiaries; (ii) to analyze and propose names for appointment to the Board of Executive Officers; (iii) to propose to the Board of Directors, members to hold positions on the Statutory Committees; (iv) to make known situations of potential conflict of interests related to the participation of members of the Board of Directors or the Board of Executive Officers on the statutory bodies of other corporations; (v) to propose criteria for evaluating the activities of the Board of Directors.

6.1.
The Committee shall comprise between 6 (six) to 8 (eight) members elected annually by the Board of Directors from among the members of the Board itself, from the Board of Executive Officers of the company and from controlled companies and from professionals of undoubted knowledge in the area, conditional on the majority being made of members of the Board of Directors.

6.2.
The presidency of the Committee shall be assumed by one of the members of the Board of Directors, it being incumbent on this member to convene the respective meetings, and to take decisions on a majority vote of its members, such decisions being final when sanctioned by the Board of Directors.

Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1
The Audit Committee will comprise at least three members, elected annually by the Board of Directors from among its members, the Board of Directors being also responsible for appointing the Committee’s Chairman.

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7.1.1.
It is an essential prerequisite that each member of the Audit Committee be totally independent in relation to the company and affiliated companies, at least one of the Committee’s members having a proven knowledge of the accounting and auditing areas.

	7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3.
Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.2.
The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3.
The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

	7.3.1.	The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.

7.4.
At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

	7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8  - CAPITAL AND RISKS MANAGEMENT COMMITTEE – It is incumbent on the Capital and Risks Management Committee to review and approve the policies and  methodologies and monitor the management of the risks and of the allocation of capital: (i) establishing limits of exposure to credit, market, operational and subscription risks; (ii) establishing limits for allocation of capital, considering the adjusted return to the risk and ensuring  full compliance to the regulatory requirements.

8.1.
The Committee shall comprise between 6 (six) and 8 (eight) members elected annually by the Board of Directors from among the members of the Board itself, from the Board of Executive Officers of the company and from controlled companies and from professionals of undoubted knowledge in the area of management of risks and capital allocation, conditional on the majority being made of members of the Board of Directors.

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8.2.	The presidency of the Committee shall be assumed by one of the members of the Board of Directors, it being incumbent on him/her to convene the respective meetings.

Article 9 - ACCOUNTING POLICIES COMMITTEE – It is incumbent on the Accounting Policies Committee to review and approve the accounting policies and procedures: (i) assuring full compliance with the regulatory standards and their uniform application throughout the  Itaú Conglomerate, with an emphasis on estimative, evaluation and judgmental criteria; (ii) monitoring the preparation of the Account Statements and the Management Discussion and Analysis of the Operation, on a quarterly basis, for the purposes of publication and dissemination.

9.1.
The Committee shall comprise between 6 (six) and 8 (eight) members elected annually by the Board of Directors from among the members of the Board itself, from the company’s Board of Executive Officers and from controlled companies and from professionals of undoubted knowledge in the area of accounting and auditing, conditional on the majority being made of members of the Board of Directors.

9.2.	The presidency of the Committee shall be assumed by one of the members of the Board of Directors, it being incumbent on him/her to convene the respective meetings.

Article 10 – DISCLOSURE AND INSIDER TRADING COMMITTEE – The management of the  Corporate Policies of Disclosure of Material Facts and Procedure for Insider Trading shall be exercised by the Disclosure and Insider Trading Committee, in order to: (i) assure the transparency, quality and safekeeping of the information provided to the stockholders, investors, the press, government authorities and other capital market entities; (ii) observe and apply the criteria established in the policies, for the purpose of maintaining the ethical and legal standards of the corporation’s management, stockholders, controlling stockholders, employees and third parties in the trading of the corporation’s equities or other securities benchmarked against these same equities.

10.1.
It shall be incumbent on the Committee to permanently evaluate the guidelines and the procedures of the Policies of Procedures for Insider Trading as well as the said guidelines and procedures that shall be observed in the disclosure of material facts and in the maintenance of confidentiality of such information as set out in the Policy for Disclosure of Material Facts, as well as making prior examination of the content of press releases and counseling the Investor Relations Officer on actions to be taken in disclosing and disseminating the Policies.

10.2.
The Committee shall comprise the Investor Relations Officer and between 6 (six) and 10 (ten) members elected annually by the Board of Directors from among the members of the Board itself, from the company’s Board of Executive Officers and from controlled companies and professionals of undoubted knowledge in the capital markets area, conditional on the majority being made of members of the Board of Directors.

10.3.	The presidency shall be exercised by one of the members of the Board of Directors, it being incumbent on him/her to convene the respective meetings.

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Article 11 - BOARD OF EXECUTIVE OFFICERS - The management and representation of the company is incumbent on the Board of Executive Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.

11.1.
The Board of Executive Officers shall comprise 5 (five) to 15 (fifteen) members, to include the CEO and President, Senior Vice-Presidents, Executive Vice-Presidents, Executive Directors, Senior Managing Directors and Managing Directors, in accordance with what is decided by the Board of Directors when establishing these positions.

11.2.
In the case of absence or incapacity of any Officer, the Board of Executive Officers will choose the interim deputy from among its members. The CEO and President shall be substituted in his/her absences or incapacity, by the Vice-President appointed by him/her.

11.3.	Should any position become vacant, the Board of Directors may designate a Officer to act as deputy in order to complete the term of office of the substituted Officer.

11.4.	The Officers will have mandates of 1 (one) year's duration, are eligible for reelection and remain in their positions until their successors take office.

11.5.	A Officer who will be 62 (sixty-two) years of age on the date of his/her election may not be elected to take office.

Article 12 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and CEO or Vice-President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

12.1.
Two Officers, one of them mandatorily the President and CEO or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, irrespective of the Board of Directors’ authorization, to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

12.2.
It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

12.3.	The Vice-Presidents are responsible for the management of the banking operations and representing the company in contacts with regulatory bodies or entities.

12.4.	The Executive Officers are responsible for assisting the Vice-Presidents in performing their functions.

12.5.	It is incumbent on the Senior Managing Directors and Managing Directors to perform the functions attributed to them by the Board of Executive Officers in specific Areas and Portfolios of the company.

Article 13 – ADVISORY BOARD – The company will have one Advisory Board comprising from 3 (three) to 20 (twenty) members, elected annually by the Board of Directors, with the responsibility of collaborating with the Board of Executive Officers through suggestions for solving problems when requested to do so.

13.1.	Should a vacant position arise on the Advisory Board, the Board of Directors may appoint a substitute for the remainder of the term of office.

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13.2
The amount of compensation allocated to the Advisory Board shall be established by the General Meeting and incorporated with that of the Board of Directors, it being incumbent upon the latter to regulate the use of this amount.

Article 14 – INTERNATIONAL ADVISORY BOARD – The International Advisory Board shall meet to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the enhanced presence of the company in the international financial community.

14.1.
The International Advisory Board shall comprise the President and Chief Executive Officer and from 3 (three) to 20 (twenty) individuals elected annually by the Board of Directors, from the members of this body and the Board of Executive Officers and personalities of recognized competence in the field of international financial and economic relations. Should a vacancy occur on the International Advisory Board, the Board of Directors may appoint a substitute to complete the term of office.

14.2.	It is incumbent on the Board of Directors to regulate the working of the International Advisory Board and appoint its President.

14.3.
The General Meeting shall establish the amount of compensation of the International Advisory Board, and incorporated with that of the Board of Directors, it being incumbent upon the latter to regulate the use of this amount.

Article 15 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 16 - GENERAL MEETING - The activities of the General Meeting will be presided over by the President who will designate a stockholder to act as secretary.

Article 17 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be raised and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 18 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

18.1.	before any other distribution, 5% (five per cent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

18.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 19 and the following norms:

	a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

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b)
the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)
the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

18.3.	the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 20, "ad referendum" of the General Meeting.

Article 19 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

19.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

19.2.	If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.

Article 20 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Associate Companies.

20.1.
The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital (item 19.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

	a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

	b)	equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

	c)	equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

	d)	originating from the credits corresponding to interim dividend payments (item 19.1).

20.2.
Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

20.3.
Reserve for Capital Increase in Associate Companies will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law 6,404/76.

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20.4.
From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

20.5.
The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 21 - BENEFICIAL OWNERS – The company is prohibited from issuing shares of the Beneficial Owner type.”

V – PLAN FOR THE GRANTING OF STOCK OPTIONS
To improve the wording and consolidate the Plan for the Granting of Stock Options as follows:

  “PLAN FOR THE GRANTING OF STOCK OPTIONS

1.
PLAN’S OBJECTIVE AND GUIDELINES
Banco Itaú Holding Financeira S.A. (ITAÚ) has instituted a Plan for the Granting of Stock Options (PLAN) for the purpose of integrating executives into ITAÚ’s medium and long-term development. This will facilitate their participation in the additional value which their work and dedication have created for the shares which represent ITAU’s capital.

	1.1.	The stock options will give their respective holders the right to subscribe preferred shares of ITAÚ’s authorized capital stock in line with the Plan’s conditions.

1.2.
At ITAÚ’s discretion, the exercising of the options may correspond to a sale of shares held as treasury stock for resale to the market, thus in essence applying, as a general rule, the same discipline pursuant to the PLAN.

	1.3.	Each stock option shall give the right to subscribe one share.

2.
BENEFICIARIES OF STOCK OPTIONS
It shall be incumbent on ITAÚ’s Appointments and Compensation Committee (COMMITTEE) to periodically designate the officers of ITAÚ to whom stock options shall be granted in the quantities specified.

	2.1.	In exceptional circumstances, stock options may be granted to the officers of controlled companies or to senior employees of ITAÚ or the aforesaid companies.

		2.1.1.	Stock options may also be granted to highly qualified individuals on being hired by ITAÚ or its controlled companies.

	2.2.	The stock options shall be personal and not transferable, except by succession causa mortis.

2.3.
It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify this decision at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE can be deemed to have been confirmed.

3.	CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of April 7 2008	page 13

	3.1.	Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.

3.2.
The total quantity of stock options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ that the majority and minority stockholders hold on the closing date of the balance sheet of the same fiscal year.

3.2.1.
In any given year, should the quantity of stock options granted be less than the limit of 0.5% of the total shares, the difference may be added to the stock options in any one of the 7 (seven) subsequent fiscal years.

3.2.2.
Pursuant to item 2.1.1, the stock options not granted for a given fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.

4.	QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1.
The COMMITTEE shall decide the total quantity of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and grace period (item 8).

5.	PRO-RATA DISTRIBUTION AMONG THE EXECUTIVES

5.1.
The COMMITTEE shall select the executives to whom the stock options shall be granted and establish the quantity of stock options of each series to be received by each one, taking into account, at its exclusive criterion, the performance of the selected executives for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6.	STRIKE PRICE

The strike price, to be paid by ITAÚ, shall be established by the COMMITTEE simultaneously with the granting of the stock option and shall be restated up to the month prior to the exercising of the option according to the IGP-M or, in its absence, by any index which the COMMITTEE shall designate.

6.1.
To establish the strike price, the COMMITTEE shall consider the average prices for ITAÚ’s preferred shares on the days the São Paulo Stock Exchange is open for business, for the period of at least one and, at the most, three months prior to the issue of the stock options at the COMMITTEE’s discretion. An adjustment of up to 20% more or less than the average price is permitted.

	6.2.	The exercise price shall be paid within a term equal to that for the settlement of operations on the São Paulo Stock Exchange.

	6.3.	The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the São Paulo Stock Exchange.

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of April 7 2008	page 14

7.	STOCK OPTIONS EXPIRY DATE

The COMMITTEE shall set an expiry date for the stock option grants, these being automatically extinguished at the end of the period.

	7.1.	The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of YI+5 years and the maximum of YI+10 years, YI (Year of Issue) being understood as the calendar year during which the issue occurs. The term of the stock option shall therefore always expire on the last business day of the last calendar year of this term.

7.2.
The term of the stock options, the holders of which resign or are dismissed from ITAÚ and/or its controlled companies and no longer have executive functions in any corporation, shall be extinguished ipso jure. The officers’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded.

7.3.
The provision for extinguishment pursuant to 7.2 shall not occur should the officer leave the organization due to his/her failure to be re-elected or in the case of an employee over 55. In this case, the options held by the beneficiary may be exercised up to the final expiry date (item 7.1), or within 3 (three) years as from the date of leaving, which ever expires first.

7.4.
Should the holder of the stock options die before leaving the organization, the respective successors may exercise them up to the final expiry date (item 7.1), or within a period of up to 3 (three) years as from the date of decease, whichever event occurs first.

		7.4.1.	Should the beneficiary’s decease occur after leaving, pursuant to item 7.3, his/her successors may exercise the options during the term that remained to the holder, as described in the same item.

8.	EXERCISING OF THE STOCK OPTIONS

	8.1.	Without limitations to the period of validity (item 7), the options may only be exercised once the grace period has elapsed and outside the blackout periods stipulated by the COMMITTEE.

8.2.
The COMMITTEE shall establish the grace period for each stock options series on the date of issue, the duration of which shall vary from YI+1 and YI+5 years, YI being the calendar year in which the issue has occurred. The grace period shall therefore always expire on the last day of the last calendar year of this period.

	8.3.	The grace period shall extinguish on the holder’s leaving the organization pursuant to the conditions in item 7.3, or due to his/her decease.

	8.4.	The COMMITTEE shall determine the blackout periods when necessary, in order to organize the work involved leading to a subscription.

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of April 7 2008	page 15

8.5.
The holder of the stock options shall advise the Corporate Affairs Department (Superintendência de Assuntos Corporativos) of Banco Itaú S.A. at least 48 hours prior to the date on which he/she intends to exercise the stock options.

	8.6.	The holder of more than one series of stock options may exercise all or only some, in their entirety or partially.

9.	QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, for exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.

	9.1.	The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.

10.	AVAILABILITY OF SHARES

	10.1.	The holder may freely negotiate one half of the shares which he has subscribed through the exercising of the option.

	10.2.	The other half shall remain non-negotiable for a term of 2 (two) years as from the exercise date, this process being registered pursuant Article 40 of Law 6,404 of December 15 1976.

	10.3.	The blocking of shares pursuant to item 10.2 shall not apply to share subscriptions through the exercising of stock options in the last six months before final expiry date (item 7).

	10.4.	At the outset of the final semester prior to stock option expiry, all those shares which have been blocked up to that time shall become available for negotiation.

10.5.
The non-negotiability of the shares pursuant to item 10.2 shall also not be applicable in relation to subscribed shares arising from the exercising of the share option, at any time, by a stock option holder who has left the organization under the conditions pursuant to item 7.3 or by the successors of a deceased holder (item 7.4).

10.6.
The shares registered as non-negotiable pursuant to item 10.2 shall be free for negotiation if and when the respective holder leaves the organization under the conditions pursuant to item 7.3 occurs or due to his/her decease.

11.	OMISSIONS

It shall be incumbent on the COMMITTEE to decide cases not covered by PLAN, ad referendum of the Board of Directors.’

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of April 7 2008	page 16

Finally, it is proposed to publish the minutes of the Meeting omitting the names of the stockholders present pursuant to Paragraph 2 of Article 130 of Law 6,404/76.

This is the proposal which we submit for the examination of the Stockholders. São Paulo-SP, April 7 2008. (signed) Olavo Egydio Setubal – President; Alfredo Egydio Arruda Villela Filho, José Carlos Moraes Abreu and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tápias, Alfredo Egydio Setubal, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Roberto Teixeira da Costa and Sergio Silva de Freitas - Directors.”

Subsequently, the President notified the meeting that pursuant to subsection III of Article 163 of Law 6,404/76, the Fiscal Council had opined on the modification to the capital stock and issued the following opinion transcribed to the appropriate register:

“OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A. have examined the Proposal of the Board of Directors of today’s date with respect to the cancellation of 10,265,646 common shares and 15,000,000 preferred shares issued by the company itself, held as treasury stock, without a reduction in the value of the capital stock,  as well as the increase of the capital stock from R$ 14,254,213,000.00 to R$ 17,000,000,000.00, through the capitalization of revenue reserves and granting to stockholders, free of charge in the form of bonus shares, 1 (one) new share for every 4 (four) shares of the same type, and, understanding this to be fully justified, manifest favorably their opinion that the said Proposal be submitted to the examination of the General Meeting. São Paulo-SP, April 7 2008. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Marcos de Andrade Reis Villela.”

Subsequently, put to the Meeting for examination and discussion, the Proposal of the Board of Directors was fully and unanimously approved, authorization being given for the publication of the convening notice for the said Meeting.

With no other matters to discuss, the President requested the drafting of these minutes, which having been read and approved, were signed by all, the meeting being declared closed. São Paulo-SP, April 7 2008. (signed) Olavo Egydio Setubal – President; Alfredo Egydio Arruda Villela Filho, José Carlos Moraes Abreu and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tápias, Alfredo Egydio Setubal, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Roberto Teixeira da Costa and Sergio Silva de Freitas - Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer